REALTA EQUITIES, INC.
(FORMERLY COASTAL EQUITIES, INC.)

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number : 3235-0123
Expires: November 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

CONFIDENTIAL

SEC FILE NUMBER
8- 40822

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM:

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 N. Orange St. Ste. 729
(No. and Street)

Wilmington	**DE**	**19801**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Legacy	**302-497-4442**	**llegacy@realtawealth.com**
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name - if individual, state last, first, and middle name)

733 Route 35 North, Suite A	**Ocean**	**NJ**	**07712**
(Address)	(City)	(State)	(Zip Code)

1/6/2010	**3686**
(Date of Registration with PCAOB, if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

e classified solely as that of a customer, except as follows:

State of Texas
County of Collin



Carlton Epps
ID NUMBER
132670279
COMMISSION EXPIRES
September 10, 2028

NOTARY PUBLIC
STATE OF TEXAS

Elizabeth Anne Legacy

Signature

Chief Compliance Officer

Title

ry Public

contains (check all applicable boxes):

nent of Financial Condition.
to consolidated statement of financial condition.
nent of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of rehensive income (as defined in § 210.1-02 of Regulation S-X).
nent of cash flows.
nent of changes in stockholders' or partners' or sole proprietor's equity.
nent of changes in liabilities subordinated to claims of creditors.
to consolidated financial statements.
utation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
utation of tangible net worth under 17 CFR 240.18a-2.

utation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
utation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-xhibit A to 17 CFR 240.18a-4, as applicable.
utation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
nation relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
nation relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-) or 17 CFR 240.18a-4, as applicable.
nciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible orth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve ements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a nent that no material differences exist
nary of financial data for subsidiaries not consolidated in the statement of financial condition.

or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
liance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
ption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
endent public accountant's report based on an examination of the statement of financial condition.
endent public accountant's report based on an examination of the financial report or financial statements under R 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable
endent public accountant's report based on an examination of certain statements in the compliance report under R 240.17a-5 or 17 CFR 240.18a-7, as applicable.
endent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 8a-7, as applicable.
emental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR



Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Realta Equities, Inc. and Subsidiary

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Realta Equities, Inc. and Subsidiary as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Realta Equities, Inc. and Subsidiary as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Realta Equities, Inc. and Subsidiary's management. Our responsibility is to express an opinion on Realta Equities, Inc. and Subsidiary's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Realta Equities, Inc. and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Realta Equities, Inc. and Subsidiary's auditor since 2024.

Adeptus Partners, LLC

Ocean, New Jersey

April 17, 2025

REALTA EQUITIES, INC. (FORMERLY COASTAL EQUITIES, INC.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2024

Assets

Assets:

Cash and cash equivalents	$	4,973,213
Marketable securities at market value		46,413
Receivable from broker-dealers, net		2,162,995
Receivable from related parties, net		1,984,209
Due from clearing broker		1,058,183
Other receivables		126,500
Registered rep receivable		412,106
Note receivable		110,106
Prepaid expenses		293,471
Cash deposited with clearing organizations		329,335
Deferred tax asset		1,552,415
Equipment and furnishings, net		51,151
Total assets	$	13,100,097

Liabilities and Stockholder's Equity

Liabilities:

Commissions payable	$	4,395,609
Accounts payable		769,486
Deferred incentive		658,512
Accrued expenses and other liabilities		1,615,827
Total liabilities		7,439,434
Stockholder's equity		5,660,663
Total liabilities and stockholder's equity	$	13,100,097

The accompanying consolidated notes are an integral part of these consolidated financial statements.

Note 1 - Organization and Nature of Business

The following accounting principles and practices of Realta Equities, Inc., and Subsidiary (the "Company") are set forth to facilitate the understanding of data presented in the consolidated financial statements.

Description of business operations - The Company operates as a securities broker and dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). It has a wholly owned subsidiary, Realta Equities Insurance Agency, Inc., that is currently dormant. Realta Equities Inc. is a wholly owned subsidiary of Orange Street Holdings, Inc. ("Orange Street").

The Company has independent registered representatives who operate offices in Arizona, California, Colorado, Delaware, Florida, Georgia, Idaho, Illinois, Kentucky, Maryland, Minnesota, Montana, Nevada, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Texas, Utah, Virginia, and Washington. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each registered representative receives a share of the commissions earned and is responsible for his or her own expenses.

Effective January 2, 2024, the Company rebranded from Coastal Equities, Inc. to Realta Equities, Inc. Other affiliated entities were also included in the rebranding, with the affiliated group of entities now known as Realta Wealth.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation - The Company prepares its consolidated financial statements on the accrual basis of accounting and follows accounting principles generally accepted in the United States of America ("U.S. GAAP"), as established by the Financial Accounting Standards Board (the FASB"), to ensure consistent reporting of the consolidated statements of financial condition, results of operations and cash flows.

Use of estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Note 2 – Summary of Significant Accounting Policies (CONTINUED)

Cash and cash equivalents

The Company primarily maintains cash balances at two financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, the Company has had cash in financial institutions in excess of federally insured limits. At December 31, 2024 the Company had $4,473,214 in excess of federally insured limits. The Company's cash equivalents are highly liquid investments with an original maturity of three months or less as of acquisition.

Other Receivables - Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and credit to net receivables based on its assessment of the current status of individual accounts. If balances were still outstanding after management had used reasonable collection efforts, they would be written off through a charge to the reserve and credit to accounts receivable.

Investments - Investments consist of mutual funds that are valued at fair value. Unrealized gains and losses are included in net income. The first-in, first-out method is used to determine realized gains and losses.

Deferred incentive - The unamortized amount of the incentive payment from Pershing is considered deferred revenue. As of December 31, 2024, total deferred incentive is $658,512.

Equipment & furnishings - Property and equipment consist mainly of furniture, fixtures, and equipment that are stated at cost and are being depreciated over estimated useful lives of three to five years using straight-line methods.

Income taxes - As a wholly owned subsidiary, the Company is part of the consolidated tax return filing of Orange Street Holdings. The Company, as a wholly owned subsidiary of this consolidated group, is responsible for its share of its income tax allocated by its share of taxable income. There are no material differences between the book and tax amounts.

It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more-likely-than-not to be sustained upon examination by taxing authorities. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established if it is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial period may be affected. The Company's policy is to recognize interest and penalties related to income tax issues as components of income tax expense. For the year ended December 31, 2024, there were no interest and penalties charged to the Company. For the year ended December 31, 2024, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying consolidated financial statements.

Note 2 – Summary of Significant Accounting Policies (CONTINUED)

Segment Information - Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), that became effective for fiscal years beginning after December 15, 2023. Additional disclosures required by ASC 280 are provided in Note 16 – Segment Reporting.

Current Expected Credit Losses - The Company follows Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("CECL"). For short-term accounts receivable, CECL requires an entity to estimate the credit losses expected to be incurred over the life of a financial asset based on historical experience, current conditions, and reasonable and supportable forecasted information. The Company then records the estimated expected credit losses using an allowance for credit losses, which is presented as a reduction to accounts receivable on the statement of financial condition. Subsequent changes in the estimated expected credit losses are reported in the respective period's earnings. Receivables are written off when they are determined to be uncollectable. As of both January 1, 2024, and December 31, 2024, there was no allowance for credit losses. As of January 1, 2024, accounts receivable was $3,358,022.

The Company adopted CECL effective January 1, 2024, using a modified retrospective approach. No cumulative-effect adjustment was made to stockholder's equity upon adoption of CECL, as there was no reasonable and supportable forecasted information indicating that additional credit losses should be expected on the Company's open receivables.

Subsequent Events – The Company has evaluated subsequent events through April 16, 2025, the date which the consolidated financial statements were available to be issued. Other than the settlement of a previously ongoing lawsuit, as discussed in Note 12, there were no significant subsequent events or transactions which required recognition or disclosure in the consolidated financial statements.

Note 3 - Cash Deposited with Clearing Organization

Because the Company does not receive customer securities or trades directly, it has entered a relationship with a clearing firm. As part of the terms of its contract with this clearing firm, it maintains with them a minimum $25,000 deposit, held in a money-market fund. Interest earned on this account accrues to the benefit of the Company.

During 2023, the Company entered a secondary clearing arrangement with a different clearing firm. As part of the terms of its contract with this clearing firm, it maintains with them a minimum $50,000 deposit, held in a money-market fund. Interest earned on this account accrues to the benefit of the Company.

Note 3 - Cash Deposited with Clearing Organization (CONTINUED)

During 2024, the Company entered a new clearing arrangement with a different clearing firm. As part of the terms of its contract with this clearing firm, it maintains with them a minimum $250,000 deposit, held in a money-market fund. Interest earned on this account accrues to the benefit of the Company. Total deposits with clearing firms is $329,335 at December 31, 2024.

Note 4 - Fair Value Measurements

Generally Accepted Accounting Principles (GAAP), establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

-Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access;

-Level 2 Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly;

-Level 3 Inputs are unobservable inputs for the asset or liability. Assets are recorded at historical cost to obtain the assets unless other inputs are available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Cost and fair value of investments consisted of the following at December 31, 2024:

	Cost	Gross Unrealized Gain	Level 1 Fair Value
Mutual funds	$ 36,473	$ 9,940	$ 46,413
Total	$ 36,473	$ 9,940	$ 46,413

Note 4 - Fair Value Measurements (CONTINUED)

Investments are recorded at fair value. Cost is determined on the first-in, first-out (FIFO) basis when calculating gains and losses. Changes in the difference between cost and fair value are included in the income statement. The net unrealized holding gain on securities was $4,420 for the year ended December 31, 2024.

Note 5 – Registered Rep Receivable

As of December 31, 2024, the Company has recorded a receivable balance of $412,106 due from registered representatives. The receivable is for legal expenses incurred by Realta on behalf of the representatives. The receivable is unsecured and was approved by the appropriate management authority. Management confirms that the loan arrangement complies with all relevant regulations and internal policies, and it does not pose a material risk to the Company's financial position.

Note 6 – Note Receivable

The company holds a note receivable totaling $110,106 as of December 31, 2024. The note was issued on February 17, 2023, as a three-year promissory note to a Realta registered representative. The note is reduced annually on its anniversary date. The balance of $110,106 was forgiven on February 17, 2025. As of December 31, 2024, the company has evaluated its notes receivable for potential impairment and determined that no impairment exists. All notes are deemed fully collectible, and no allowance for credit losses have been recorded.

Note 7 – PUT Options

During the financial year ended December 31, 2024, the company assessed its put option investment, for impairment in accordance with GAAP ASC 320. Due to declines in the market value of options, the company determined that the investment's recoverable amount of the investment was below its carrying value. As a result, an impairment loss of $399,144 was recognized in the accompanying consolidated statement of operations. This write-off is reflected in the consolidated financial statements and has reduced the value of the investment to zero. This action does not impact the company's cash flow and aligns with the organization's accounting policy for the recognition of losses on financial instruments

Note 8 – Contingencies

The firm is a respondent and co-respondent in FINRA arbitrations brought by former customers, or in discussions with customers who have threatened to file FINRA arbitrations. The customers generally allege that products sold to them by registered representatives of the firm were unsuitable. In 2024, the firm resolved a number of claims of customers in a global mediation, which resulted in total legal settlement expense of $1,669,127 recorded in other expense on the consolidated statement of operations. Additional settlement funds were paid out by insurance carriers as part of the Company's insurance coverage.

Note 9 – Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred taxes result primarily from timing differences in depreciation and tax loss carryforwards. At December 31, 2024, the Company had tax loss carryforwards of $5,691,532. In accordance with the CARES Act and the Inflation Reduction Act of 2022, these carryforward losses do not have an expiration date. At December 31, 2024, the amount of the deferred tax asset was $1,552,415.

The Company recognizes deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing temporary tax differences, projected future taxable income, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. There was no deferred tax valuation allowance for the year ended December 31, 2024.

The Company's income tax provision was computed based on the federal statutory rate and the average state statutory rates, net of the related federal benefit. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

In addition, the Company periodically undergoes certain income tax reviews by Federal, state and local taxing authorities. The Company is generally not able to reliably estimate the ultimate settlement amounts, if any, until the close of the audits; however, such audits have not resulted in any changes to any prior year Federal or State tax filings (which, generally, have been through 2020) that resulted in a material adjustment to its consolidated financial position. The status of state and foreign tax examinations varies by the legal entities and jurisdictions in which the Company operates.

Note 10 - Related Party Transactions

The Company is a wholly owned subsidiary of Orange Street Holdings, Inc. ("Orange Street"), which has two other subsidiaries: Realta Investment Advisors, Inc. ("RIA"), and Realta Insurance Services, LLC ("RIS"). RIA is 100% owned by Orange Street Holdings, Inc. RIS is 99% owned by Orange Street Holdings, Inc.

During 2024, the Company began the year with an outstanding receivable balance of $627,320 with RIA. Investment advisory fees paid to the Company by First Clearing are credited to RIA on a monthly basis. A net $724,726 of shared revenue/expenses was allocated to RIA in 2024.

Note 11 - Related Party Transactions

At December 31, 2024, the Company has a receivable due from RIA of $1,352,046 for the repayment of these expenses as shown in the consolidated statement of financial position as receivable from related parties, net.

During 2024, the Company began the year with an outstanding payable balance of $57,866 from Orange Street Holdings, Inc. A net of $690,029 was charged to OSHI in 2024 for expenses incurred on behalf of OSHI. At December 31, 2024, the Company has a receivable due from OSHI of $632,163 as shown in the consolidated statement of financial position as receivable from related parties, net.

In February 2023, a minority shareholder sold their remaining 15% interest in Orange Street to Cameron Financial Holdings, LLC ("Cameron"), whose ownership became 95% of Orange Street with that transaction.

Note 12 – Segment Reporting

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of executing securities transactions, providing investment banking services, and other related services in the securities industry. The Company has identified its Chief Compliance Officer and Chief Operating Officer who are responsible for segments and operations as the chief operating decision makers ("CODMs"), who use net income to evaluate the results of the business to manage the Company. Additionally, the CODMs use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280.

The accompanying Consolidated Statement of Operations presents the segment revenue and expenses of this single reporting segment. Revenue included $19.3M earned from Madison Capital Group, an affiliate. All other revenues were earned from external customers. All revenues and expenses are allocated to the Broker-Dealer activities, and there is no significant variation in

Note 12 – Segment Reporting (CONTINUED)

performance across different areas of the business expenses are allocated to the Broker-Dealer activities, and there is no significant variation in performance across different areas of the business.

The accompanying Statement of Financial Condition presents all segment assets of this single reporting segment. The cash provided by operating activities of this segment, the deposits of $19.2M, is presented in the accompanying Statement of Cash Flows.

Note 13 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2024, the Company had a net capital requirement of $5,000.

During the year ended December 31, 2024, the Company temporarily failed to meet the minimum net capital requirements set forth by SEC Rule 15c3-1. The net capital deficiency occurred during the period from October 16, 2024, to November 21, 2024 and was due by revenue and expense items related to clearing firm conversion, and higher than anticipated operating loss in October 2024. During this period, the Company had a net capital deficiency of ($397,383), which was a deficiency of ($641,100), and a net capital ratio of (9.1) to 1. The Company took corrective actions to remedy the deficiency through a $750,000 contribution from the parent company and, as of December 31, 2024, the Company is in full compliance with the net capital requirements. At December 31, 2024, the Company had net capital of $1,121,771, which is $625,808 in excess of the required amount.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2024, the Company's net capital ratio was 6.6 to 1.